Exhibit 99.1

January 2012

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private
Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward
-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam
COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial
Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the
Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

Revolutionizing
How GI Diseases are
Screened, Diagnosed
and Monitored

Multi-Billion
$ Market
Opportunity
Expand
Core
Business
Commercialize
PillCam
COLON
Acquire
Complementary
Products
Given Imaging: Advancing GI

Digitrapper pH-Z
ManoScan
High-resolution
manometry
PillCam SB
Most widely-used tool
for small bowel
PillCam
COLON
Patient-friendly
complement to
colonoscopy
 PillCam ESO
 Patient-friendly tool for
 visualization of the
 esophagus

Global Footprint Supports Growth
 ◦ N. America: 99 reps
 ◦ EMEA: 24 reps
 ◦ Australia: 9 reps
 ◦ Asia (ex. Japan): 5 reps
 + Distributors
 ◦ Brazil: going direct
Distributors in over 60 countries worldwide
760 Employees Worldwide
One of the Largest GI Sales
Forces in North America
Direct Sales and Marketing
Distributors
Manufacturing Facilities

Strong Track Record of Growth and Profitability
Recurring revenue
model drives
growth/high
margins
Diversified,
growing
revenues
Strong, debt-free
balance sheet:
$100m
in cash and equivalents
Strong
operating
cash flow
Revenue and Gross Margin Growth
$175*
*Midpoint of guidance

Global Market Leadership
~300
registered
patents
~320
pending
patents
*Company estimates
US Market
Share*:
95%
Global
Market Share*:
85%
More than 1,600 PillCam peer reviewed publications
More than 1.5 million PillCams ingested

GI Market Growth Drivers
• Aging global population
 ◦ Today 500 million people or 8% of world population are > 651
 ◦ In 2020, 1 billion or 13% of the total population will be > 65
• GI capacity is reaching its limits in many parts of the world
• The prevalence of weekly heartburn and other acid reflux symptoms rose by nearly 50% over the last decade2
• GI motility and functional bowel disorders affect up to 25% of the US population, greater than many non-GI chronic conditions
1 http://www.prb.org/pdf11/aging-in-america.pdf
2 Ness-Jensen, E., Gut, Dec. 21, 2011
GI		Non-GI
Dyspepsia	20-25%	Hypertension	28%
IBS	10-25%	Migraine headache	6-18%
GERD	16%	Asthma	8%
Chronic Constipation	12-19%	Diabetes	8%

Extensive Clinical Program Supports Future Growth
ONE OF THE LARGEST PROGRAMS IN GI
Product	Disease State	Total	Sponsored	# of Sites	# of Pts
PillCam COLON	CRC / Colonic Diseases	17	4	62	2,625
PillCam SB	OGIB/SB	6	2	21	1,290
Reflux Manometry	pH/GERD	3	0	11	579
PillCam SB	IBD	13	3	41	550
PillCam ESO	Upper GI	2	0	17	395
	Total	41	9	152	5,439

Benefits of PillCam SB
 Patients
 Non-invasive
 No sedation
Easy to administer
and ingest
No lost work time,
instant recovery
Physicians
Broad and favorable
reimbursement
worldwide
Average US
reimbursement
of $945
Average reading
time 30 minutes

40% OUS
60% US
PillCam SB: A $1 Billion Opportunity
Global Revenue Opportunity /
Penetration
OUS market
growing 18-20%
Significant potential:
90% of market un-penetrated
Grow US sales: Increase
physician use in expanded
indications

Crohn’s Disease - A Disease of the Small Bowel

Source: Engstrom PF., Goosenberg EB. Diagnosis and Management of Bowel Diseases. Professional Communication Publishers 1999: 172-173.
of all patients have
small bowel
involvement
~40%
of cases:
SMALL BOWEL
& COLON
~30%
of cases:
SMALL BOWEL
ONLY
~70%
~30%
of cases are
colon only

Expanding PillCam Use in Crohn’s Detection and
Monitoring in US
PRIORITIES:
1.  Drive commercial programs to increase awareness and penetrate the CD patient management algorithm
 ▪ Fully leverage resources - sales, marketing and professional education
 ▪ Further develop professional advocacy
 ◦ >55 physician events planned in 2012 across broad GI spectrum
 ◦ 20 leading US KOL’s participating in peer-to-peer education program
2.  Accelerate the clinical and economic case for PillCam SB

              ▪Generate clinical trial evidence to demonstrate the effectiveness of PillCam in CD
 ◦  >500 patients in 13 trials, multiple settings and applications
 ▪ Working with leading health economist to generate cost effectiveness model
3.  Deliver innovative new products to penetrate the CD indication
 ▪ Leverage current Given Imaging technologies and clinical, marketing and R&D expertise to develop products specifically tailored to the CD indication
      ▪  Register PillCam COLON in CD indication
Accelerate the adoption of PillCam SB as the
preferred Crohn’s disease patient management tool

France	º Significant hardware and capsule growth with reimbursement in place for entire 63 million population
Germany
º February 2011, German Health Ministry announced intent to establish PillCam SB reimbursement code
º 73 million Germans to be fully reimbursed in 2012/2013
º Several sickness funds now covering certain costs of PillCam SB procedure

Japan	º Market expansion beyond academic hospitals and large medical institutions º Countrywide reimbursement for 105 million adult population º Pursuing expanded indications
China	º Third-party distributor with 64 sales reps selling PillCam exclusively º Plan to expand marketing throughout entire country
Brazil
º Given Imaging now selling direct in Brazil
º Brazil Medical Association reimbursing PillCam SB for 9.1 million Brazilians
º Additional 35.2 million Brazilians expected to have reimbursed access in the foreseeable future
º Public sector coverage of 145 million individuals expected to follow private reimbursement

PillCam SB: Many International Growth Drivers

Solid Outlook for GI Functional Diagnostics Business
 • Complementary portfolio of products accretive to top and bottom lines
 • 18% increase in revenue April - Sept 2011 vs. same period in 2010
 • Double digit revenue growth expected in 2012
 • ~ 26% of total revenues and growing
 • Expand footprint among existing PillCam customers
 • Leverage sales and marketing power to reach new customers
 • Maximize opportunity of being the only company to offer an integrated suite of GI functional products in a single platform
 • Capture untapped market potential OUS

PillCam COLON not cleared for use in U.S.

Colorectal Cancer Facts
• Screening guidelines
 ◦ In the US and major European countries, every adult >50 years should be screened
 ◦ In Japan, every adult >40 years should be screened
 ◦ Compliance 50-60% in US, <25% in Europe, Japan
• Approximately 30 million colonoscopies per year globally
1.2 million
new cases*
600,000
deaths
annually*
60% of deaths
can be prevented by
early screening
* Worldwide
Sources: GLOBOCAN 2008, Cancer Fact Sheet. John R, Ross H. American Cancer Society & LIVESTRONG. August 16, 2010, CDC,
Shapiro et al., 2008, IMS and Millennium Research Group

$4 Billion
Target Market
PillCam COLON Global Opportunity
Annualized addressable procedures
SCREENING:	DIAGNOSTIC:
7.7 million	3.3 million
Source: Company estimates based on addressable procedures in US, Japan, France, Italy, Germany, UK, Spain.

PillCam COLON: A Sizable Target Market
PillCam COLON is complementary to colonoscopy
Screening
Individuals unwilling
to get a screening
colonoscopy
Diagnostic
Patients unable
to undergo
colonoscopy or at
higher risk for
complications

Diagnostic tool for
symptomatic patients
PillCam COLON: Two Paths to Success
19% of patients at a higher
risk of bleeding or respiratory
failure due to sedation with
colonoscopy
•  5-10% of patients have prior
   incomplete colonoscopy
•  Patients with positive FOBT,
   refusing colonoscopy
First or second line
screening tool for
patients that refuse
colonoscopy or other
modalities
Screening

The PillCam COLON Solution
HIGH
Invasiveness
HIGH Accuracy
(Detect Cancer & Polyps)
LOW
Invasiveness
Colonoscopy
Flex
Sigmoidoscopy
Barium
Enema
sDNA
FIT
gFOBT
Virtual
Colonoscopy
LOW Accuracy
(Detect Cancer)
Blood Test
Key:
= Indirect information
= Direct visualization
PillCam
COLON

Recent Trials Underscore Value of PillCam COLON 2
CRC Screening Test	Sensitivity	Specificity
Stool Test	10-30%	~95%
Double Contrast Barium Enema	40-48%	~90%
CT Colonography	80-90%	90-95%
Flexible Sigmoidoscopy	35-50%	~95%
Colonoscopy	85%+	~95%
PillCam COLON 2*	88%	89-95%
PillCam COLON 2 offers compelling sensitivity and specificity for detecting lesions and colorectal polyps
*Based on polyps ≥10 mm from two published PillCam COLON 2 studies. 1. Spada C et al, Second Generation PillCam COLON Capsule Compared with Colonoscopy.
Gastrointest Endosc. 2011;74(3):581-589. 2. Eliakim R et al, Prospective Multicenter Performance Evaluation of the Second Generation Capsule Compared with Colonoscopy.
Endoscopy 2009;41:1026-1031.

PillCam COLON Provides Excellent Visualization

PillCam COLON an Appealing Option to Patients
Based on the information available to you, which screening test would you chose for yourself? Colon
Capsule Endoscopy, Colonoscopy, Stool test, or Nothing. Assume all product costs are covered by insurance (cost is comparable).
(n=308)
% of Patients Selecting Colon Capsule Endoscopy
Given Imaging market research

PillCam COLON May Increase Colonoscopy
Compliance
Given Imaging market research
(n=300) non-compliant patients

GIs Show Increased Willingness to Use PillCam COLON
AFTER Presentation
PillCam COLON gained share at the expense of colonoscopy, FIT, and CTC
Poll of approximately 450 GI attendees at UEGW 2011
BEFORE Presentation
“You are 50 years old - you are persuaded to do a screening test for CRC.
Which of the following would you choose?”

Commercializing PillCam COLON
• 2012 broad European launch
• Distribute colon capsule endoscopy
 consensus guidelines
• 800+ patient pivotal trial underway:
 700 patients enrolled, 500 ingestions
• Enrollment expected to be completed by end
 of Q2
• 72 patient pivotal trial underway
• Trial expected to be completed by end of Q2
Europe
US
Japan

PillCam COLON Path to Patients
4Q 2012
3Q 2012
2Q 2012
1Q 2012
2013

Expanding Our Platform: Passive to Active

Given Imaging Revenue Trajectory
~2.5x
increase
Revenue Growth Potential
$175*
*Midpoint of guidance

Financial Strength
• Diversified, growing revenue stream
• Strong, debt-free balance sheet
• Sustainable cash generation
• $100 million in cash, short-term investments and marketable securities
Difference in Non-GAAP/GAAP EPS due mainly to compensation expenses
Product	YTD Sept. 2010	YTD Sept. 2011	2011 Guidance
Non-GAAP Gross Margin	77.3%	77.0%
Non-GAAP EPS	$0.45	$0.40	$0.65-$0.70
GAAP EPS	$0.17	$0.20	$0.35-$0.40

Given Imaging: Advancing GI
• PillCam SB: Gold standard
 ◦ Standard of care for diagnosing small bowel disorders, ~74% of total revenues
 ☐ 95% US market share, 85% global
 ☐ Significant upside in geographic expansion and new indications (i.e., Crohn’s disease)
• Demonstrated M&A expertise
 ◦ Successfully built leadership in GI Functional Diagnostics through targeted acquisitions
 ☐ Acquisitions have diversified Given Imaging’s portfolio and now account for ~26% of total revenues
• Strong and growing profitability
 ◦ Focused on increasing profitability and producing sustainable double-digit EPS growth
 ◦ ~250% target revenue growth by 2016
• Multi-billion upside opportunity in PillCam COLON
 ◦ Dual path strategy of establishing PillCam COLON as a first-line diagnostic tool for symptomatic patients and as a first or second option screening modality
 ☐ $4 billion target market

NASDAQ: GIVN